Annual Ordinary Shareholders' Meeting of BANCO SANTANDER CHILE

Date April 30, 2020

Please make your marks like this: ☒ Use pen only

For Against Abstain

Agenda

1. Approval of the Annual Report, Balance Sheet and Consolidated Financial Statements of the Bank and its subsidiaries, the Independent Report of the External Auditors, and the Notes corresponding to the financial year ending December 31st of 2019. ☐ ☐ ☐
   These can be viewed in English and Spanish at the following link:
   https://www.santander.cl/accionistas/pdf/estados_financieros_anual_consolidado/EEFF_Banco_Santander_Chile_12_2019.pdf for Spanish and https://santandercl.gcs-web.com/static-files/7743653b-8977-400b-b086-6eccc2e59df7 for English
2. Decide the destination of the profits of the fiscal year 2019. Approve the proposed payment of a dividend of Ch$0.87891310 per share or 30% of 2019 net income attributable to shareholders as a dividend, which will be paid in Chile the next bank business day following the Meeting, the allocation of 30% of the 2019 net income attributable to shareholders to retained earnings and the remaining 40% will be used to increase the reserves of the Bank. ☐ ☐ ☐
3. Election of Board members. See Item 11 below.
4. Alternate Board elections. The following candidates are up for re-election as Alternate Directors:
   4.1 Blanca Bustamante (Independent) ☐ ☐ ☐
   4.2 Oscar Von Chrismar (Independent) ☐ ☐ ☐
   Further information on each candidate can be viewed at:
   https://santandercl.gcs-web.com/about-us/executive-bios
5. Determination of Board Remuneration. The proposal consists of maintaining the remunerations currently in force, namely the ones agreed at the Ordinary Shareholders Meeting of April 23, 2019, which are available in the Bank's Report and on the website. The proposal consists of a monthly fee of 250 UF to each director of the Bank. In the case of the Chairman of the Board, this fee is twice the amount mentioned above, while that of the Vice-Chairmen is increased by 50%. Also, it is proposed that if a director participates in one or more committees, excluding the Audit Committee and the Integral Risk Committee, they will receive a fee of 30 UF for each session of the respective committee attended. The president of each committee will receive twice the amount mentioned for attending the corresponding sessions. For all, fees are limited to one session a month, which will be paid for attendance and not on a monthly basis. In relation to the directors that make up the Integral Risk Committee, whose frequency is two monthly sessions, a fee of 15 UF is proposed for each session attended. The president of this committee will receive twice the amount mentioned above for each session. For all, fees are limited to two sessions per month, which will be paid for attendance and not on a monthly basis. In accordance with Article 50 bis of the Chilean Securities Market Law, the members of the Audit Committee must receive an additional remuneration not less than one-third of the fee they receive as directors. In compliance with the law, the fee of the president of this committee amounts to 230 UF, while the other directors receive 115 UF for attendance at each session. ☐ ☐ ☐
6. Appointment of External Auditors for the year 2020. The Bank proposes PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada. Therefore, a vote for this resolution will be a vote for PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada. ☐ ☐ ☐
7. Approval of local rating agencies. The Bank received proposals from Feller, Fitch Rating Chile and ICR and the Bank recommends going forward with Fitch and Feller. Therefore, a vote for this resolution will be a vote for Fitch and Feller. ☐ ☐ ☐
8. Approval of the Audit Committee's 2020 budget and remuneration for its members. The proposal consists of maintaining the same amount agreed for last year, equivalent to UF 7,200. This proposal considers the part of the remuneration that the law requires to pay the members of the committee for their performance in it. ☐ ☐ ☐
9. Account of all operations with related parties as defined by Title XVI of Law 18,046. These can be viewed in Note 36 of the Bank's 2019 Audited Financial Statements. Non-voting matter. **NON-VOTABLE**
10. Discuss any matter of interest that should be discussed in an Ordinary Shareholders' Meeting as defined by law and by the Bank's bylaws. Non-voting matter. **NON-VOTABLE**
11. Board Election. The following candidates are up for re-election.
    In the elections of Board members, each shareholder shall have one vote per share held or represented, and may cast all such votes in favor a single candidate or distribute them as deemed convenient; those who receive the largest number of votes in an election shall be proclaimed as elected, until the number of persons to be elected is reached.
    ADR holders are entitled to one share is equal to one vote and must distribute their votes among the candidates below. For example, if an investor has 100 ADRs the investor must allot the 100 ADRs among the options below as they see fit. The total amount of ADRs allotted among the candidates cannot add up to an amount greater than the total amount of ADRs the investor possesses or the vote for this item will be invalidated.

3.1 Claudio Melandri ....
3.2 Rodrigo Vergara (Independent) ....
3.3 Orlando Poblete (Independent) ....
3.4 Juan Pedro Santa María (Independent) ....
3.5 Lucia Santa Cruz ....
3.6 Ana Dorrego ....
3.7 Rodrigo Echenique ....
3.8 Felix de Vicente (Independent) ....
3.9 Alfonso Gomez (Independent) ....
3.10 Victoria Hurtado Larrain (Independent) ....

For more information on the background of these candidates please see the following link:
https://santandercl.gcs-web.com/about-us/executive-bios

The following link is to the list of candidates that are considered independent. This list may change until the date of the meeting as more candidates apply. https://santandercl.gcs-web.com/investors/shareholders-meetings

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here   ______________ Date

______________________ Please Sign Here   ______________ Date

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual Ordinary Shareholders' Meeting of BANCO SANTANDER CHILE to be Held on April 30, 2020 for Holders as of March 19, 2020

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. time on April 27, 2020.

PROXY TABULATOR FOR
BANCO SANTANDER CHILE
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Annual Ordinary Shareholders' Meeting of
BANCO SANTANDER CHILE
Instructions to The Bank of New York Mellon as Depositary
(Must be received prior to 12:00 p.m. E.T. on April 27, 2020)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of **Banco Santander Chile** (the "Company") in the name of the undersigned on the books of the Depositary as of the close of business on **March 19, 2020** at the **Annual Ordinary Shareholders' Meeting** of the Company to be held in 140 Bandera Street, Santiago, Chile on **April 30, 2020**, and at any adjournment or postponement thereof, as specified on the reverse side.

NOTES:

1. **Please direct the Depositary how it is to vote by placing X in the appropriate box opposite the resolutions.**
2. **To the extent the Depositary is provided with Voting Instruction from any Holders of ADRs, Chilean law requires the Depositary to attend the Meeting for quorum purposes only on behalf of all Holders of ADRs, whether or not they have given Voting Instructions to the Depositary.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
BANCO SANTANDER CHILE
P.O. Box 8016
CARY, NC 27512-9903